UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.
TSE Code; 8306

Mitsubishi Tokyo Financial Group, Inc.

Financial Information for the First Quarter of Fiscal Year 2002
(under Japanese GAAP)

Tokyo, July 25, 2002— Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) today announced financial information of MTFG and its 100% owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC) for the first quarter of fiscal year ending March 31, 2003.
Unless titled, all of disclosed figures are non-consolidated basis, and figures of MTFG are the sum of those of BTM and MTBC.
All of disclosed figures are unaudited, and the scope of the disclosed figures is different from that of the end of the first half and full year of fiscal 2002 as noted in each section.

Based on the spirits of "The Front-Loaded Reform Program" which aim at structural reform of financial system and securities markets of Japan, MTFG will make every effort for early disclosure of quarterly management information, and quickly construct a group-based system for preparation of quarterly financial statement.

Inquires: Mr. Keiichi Riko
Chief Manager, Financial Policy Division
Mitsubishi Tokyo Financial Group, Inc.
Tel. +81-3-3240-8139

Financial targets included in this information are not a guarantee of future performance and involve risk and uncertainties. Actual results may differ from such targeted figures as a result of various factors

1. Bankrupt Credits and credits sold in the first quarter of fiscal year 2002

(unit: billions of Japanese yen)

[illegible]	Number of borrowers	Book balance before Charge-offs	The decrease of classified assets based on the Financial Reconstruction Law (FRL)
Bankrupt Credits *1	199	59.8	(27.8)
Credits sold to RCC	139	---	(29.7)
Other credits sold	35	---	(50.2)

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from April 1, 2002 to June 30, 2002 (credits disclosed in accordance with the timely disclosure requirement of Tokyo Stock Exchange are included regardless of the location of the borrowers). In addition, the numbers include material virtually bankrupt credits that do not meet the criteria described hereinabove.

*2: Book balance of Bankrupt Credits before deductions of amount that should be charged-off as of June 30, 2002.

*3: The numbers represent the decrease of classified assets in accordance with FRL due to the following limited factors regarding Bankrupt Credits and credits sold, and do not reflect the results of the self-assessment of assets as of June 30, 2002. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with FRL as of June 30, 2002 after deductions of amount that should be charged off from the amount of the credits classified in accordance with FRL as of March 31, 2002. For credits sold, the balance represents the amount of the credits sold by Jun 30, 2002 that were classified in accordance with FRL as of March 31, 2002.

*4: For MTBC, numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.

2. Consolidated risk adjusted capital ratio

[illegible]	At March 31, 2002 (Actual)	At September 30, 2002 (Target)
Total capital	10.30%	Approx. 10.5%
Tier1 capital	5.27%	5.0-5.5%

3. Fair value information

(1) Marketable securities available-for-sale

(unit: billions of Japanese yen)

	At March 31, 2002			At June 30, 2002		
	Amortized cost	Fair value	Unrealized gain (loss)	Amortized cost	Fair value	Unrealized gain (loss)
Domestic equity securities	5,103.5	5,105.6	2.0	4,756.0	4,611.3	(144.6)
Japanese government bonds	9,289.1	9,347.6	58.4	10,567.7	10,626.8	59.1
Foreign bonds	4,505.0	4,492.2	(12.7)	4,285.1	4,337.2	52.0

Note: Costs at June 30, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment. And amounts for BTM on "Foreign bonds" are those held by all domestic offices and major overseas offices.

(2) Interest related derivatives transactions qualifying for hedge accounting ("Macro Hedge")

(unit: billions of Japanese yen)

	At March 31, 2002			At June 30, 2002		
	Deferred profit	Deferred loss	Net	Deferred profit	Deferred loss	Net
Swaps	521.0	436.9	84.1	532.6	441.6	90.9
Futures	61.2	53.9	7.3	59.2	51.8	7.4
Options	3.6	2.6	1.0	1.4	0.4	1.0
Total	586.0	493.4	92.5	593.4	493.9	99.4

Note: Amounts for BTM are derived from amounts booked at all domestic offices and major overseas offices qualifying for hedge accounting.

* * *

The Bank of Tokyo-Mitsubishi, Ltd. (under Japanese GAAP)

1. Bankrupt Credits and credits sold in the first quarter of fiscal year 2002

(unit: billions of Japanese yen)

	Number of borrowers	Book balance before Charge-offs	Decrease of classified assets based on the Financial Reconstruction Law (FRL)
Bankrupt credits *1	185	43.7	(17.5)
Credits sold to RCC	139	---	(29.7)
Other credits sold	25	---	(45.4)

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from April 1, 2002 to June 30, 2002 (credits disclosed in accordance with the timely disclosure requirement of Tokyo Stock Exchange are included regardless of the location of the borrowers). In addition, the numbers include material virtually bankrupt credits that do not meet the criteria described hereinabove.

*2: Book balance of Bankrupt Credits before deductions of amount that should be charged-off as of June 30, 2002.

*3: The numbers represent the decrease of classified assets in accordance with FRL due to the following limited factors regarding Bankrupt Credits and credits sold, and do not reflect the results of the self-assessment of assets as of June 30, 2002. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with FRL as of June 30, 2002 after deductions of amount that should be charged off from the amount of the credits classified in accordance with FRL as of March 31, 2002. For credits sold, the balance represents the amount of the credits sold by Jun 30, 2002 that were classified in accordance with FRL as of March 31, 2002.

2. Consolidated risk adjusted capital ratio

	At March 31, 2002 (Actual)	At September 30, 2002 (Target)
Total capital	10.29%	Approx. 10.5%
Tier1 capital	5.25%	5.0-5.5%

3. Fair value information

(1) Marketable securities available-for-sale

(unit: billions of Japanese yen)

	At March 31, 2002			At June 30, 2002		
	Amortized cost	Fair value	Unrealized gain (loss)	Amortized Cost	Fair value	Unrealized gain (loss)
Domestic equity securities	3,550.7	3,614.9	64.1	3,248.4	3,201.0	(47.4)
Japanese government bonds	7,517.8	7,544.8	26.9	9,105.2	9,129.0	23.8
Foreign bonds	2,415.3	2,374.5	(40.8)	2,388.9	2,374.0	(14.8)

Note: Costs at June 30, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment. And amounts for BTM on "Foreign bonds" are those held by all domestic offices and major overseas offices.

(2) Interest related derivatives transactions qualifying for hedge accounting ("Macro Hedge")

(unit: billions of Japanese yen)

	At March 31, 2002			At June 30, 2002		
	Deferred profit	Deferred loss	Net	Deferred profit	Deferred loss	Net
Swaps	270.4	216.4	53.9	250.4	192.4	58.0
Futures	61.1	53.6	7.5	59.1	51.7	7.4
Options	2.8	2.4	0.3	0.5	0.3	0.1
Total	334.3	272.4	61.9	310.1	244.4	65.6

Note: Amounts at June 30, 2002 are derived from amounts booked at all domestic offices and major overseas offices qualifying for hedge accounting.

* * *

(Appendix 2)

The Mitsubishi Trust and Banking Corporation (under Japanese GAAP)

1. Bankrupt Credits and credits sold in the first quarter of fiscal year 2002

(unit: billions of Japanese yen)

	Number of borrowers	Book balance before Charge-offs	The decrease of classified assets based on the Financial Reconstruction Law (FRL)
Bankrupt credits *1	14	16.1	(10.2)
Credits sold to RCC	---	---	---
Other credits sold	10	---	(4.7)

Notes:

*1: Represents domestic borrowers who became legally bankrupt (i.e., who have no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation, filing for legal liquidation, etc.) during the period from April 1, 2002 to June 30, 2002 (credits disclosed in accordance with the timely disclosure requirement of Tokyo Stock Exchange are included regardless of the location of the borrowers). In addition, the numbers include material virtually bankrupt credits that do not meet the criteria described hereinabove.

*2: Book balance of Bankrupt Credits before deductions of amount that should be charged-off as of June 30, 2002.

*3: The numbers represent the decrease of classified assets in accordance with FRL due to the following limited factors regarding Bankrupt Credits and credits sold, and do not reflect the results of the self-assessment of assets as of June 30, 2002. For Bankrupt Credits, the balance represents the difference of the amount of credits classified in accordance with FRL as of June 30, 2002 after deductions of amount that should be charged off from the amount of the credits classified in accordance with FRL as of March 31, 2002. For credits sold, the balance represents the amount of the credits sold by Jun 30, 2002 that were classified in accordance with FRL as of March 31, 2002.

*4: For MTBC, numbers are on banking account and trust account combined basis. For trust account, numbers include only the trusts with contracts that MTBC guarantees for repayment of trust principal amount.

2. Consolidated risk adjusted capital ratio

	At March 31, 2002 (Actual)	At September 30, 2002 (Target)
Total capital	10.83%	10.5-11.0%
Tier1 capital	6.23%	6.0-6.5%

3. Fair value information

(1) Marketable securities available-for-sale

(unit: billions of Japanese yen)

	At March 31, 2002			At June 30, 2002		
	Amortized cost	Fair value	Unrealized gain (loss)	Amortized cost	Fair value	Unrealized gain (loss)
Domestic equity securities	1,552.8	1,490.7	(62.1)	1,507.5	1,410.3	(97.2)
Japanese government bonds	1,771.2	1,802.7	31.5	1,462.5	1,497.7	35.2
Foreign bonds	2,089.7	2,117.7	28.0	1,896.1	1,963.1	66.9

Note: Costs at June 30, 2002 do not reflect necessary amortization/accretion of premium/discount and impairment.

(2) Interest related derivatives transactions qualifying for hedge accounting ("Macro Hedge")

(unit: billions of Japanese yen)

	At March 31, 2002			At June 30, 2002		
	Deferred profit	Deferred loss	Net	Deferred profit	Deferred loss	Net
Swaps	250.6	220.5	30.1	282.1	249.2	32.9
Futures	0.0	0.2	(0.1)	0.1	0.1	0.0
Options	0.8	0.1	0.6	0.9	0.1	0.8
Total	251.6	220.9	30.6	283.2	249.4	33.8

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura

Title: Chief Manager,General Affairs
Corporate Administration Division